INVEST IN **SHINE REGISTRY**

# Shine Registry is a growing platform for founders and small business owners



Three Legged Stool Design
TLS
The Flower Box
Discover More
I'm an entrepreneur
Create a Registry
Maggie's Candles
Big Idea
Pascal's Umami
Adventures IO
SHINE REGISTRY
A new kind of tradition for communities to support the people they care about.
Support the Community
Teal Aglets Co.
A registry for your relationship with ambition
Adventures IO
Leather League
SHINE REG

shineregistry.com New York NY

Software | Main Street | Technology | Crowdfunding | Female Founder



LEAD INVESTOR

**Katie Burton**

I've invested in Shine Registry because it fills a huge void in accessibility for underrepresented founders. Shine Registry has traction within their community and exciting partnerships in the pipeline. Emily and David's passion, commitment, and grit will continue to build out this community and open up opportunities for Shine Registry and its user base. Emily is repeatedly described as "best community builder" many people have ever met, and David's experience building crowdfunding partnerships will accelerate the future path of the company.

**Invested $1,000 this round**

## Highlights

1. Large and growing community of entrepreneurs and the people and organizations that care about them.

2. Partnering with NationBuilder to drive 22,000 actions for women-owned businesses by 2022.

3. Paid partnerships with entrepreneur support organizations all over the world.

We expect to more than double the number of users on our site in 2022, from

3. Paid partnerships with entrepreneur support organizations all over the world.

4. We expect to more than double the number of users on our site in 2022, from 450 to 1,000. (not guaranteed)

5. We're a community care platform that's made possible by a community that cares about us.

6. Join us as we reimagine gift-giving traditions to close resource gaps for entrepreneurs!

# Our Team



### Emily Wazlak Founder and CEO

Emily has a background in data analytics and previously worked in procurement and acquisition policy at the Pentagon. She holds a Masters of Science in Public Policy and Management from Carnegie Mellon University.

When a friend of Emily's was getting married, she and her friends celebrated with an engagement party, bridal shower, and bachelorette. When another friend of hers started a company, there were no equivalent traditions or tools to help the friends show her they cared and wanted to support her. That's when Emily started building Shine Registry.



### David Weinberger CoFounder and COO

David spent more than seven years with ioby, where he managed strategic partnerships in more than 30 cities. He is a graduate of the Macaulay Honors College at Hunter College and holds an MS in City and Regional Planning from Pratt Institute.

# Pitch


SHINE REGISTRY
You can ask for a gravy boat when you get married,
now ask for what you need to get your company off the ground.
November 2021
shineregistry.com
Introduction Deck


Shine Registry closes resource
gaps for entrepreneurs with
unique funding solutions and

reimagined traditions.

## Our users build significant community support



SHINE REGISTRY
UWander, INC.
Registry


**Wanny Muñoz raised more than $12,000 in 48 hours**

**450+** registries created

**550+** people fulfilled asks

**2,800+** asks fulfilled

**>20%** of people fulfilling asks fulfill on more than one registry

## Old traditions aren't working for us

Emily's friend group had matching tank tops at a bachelorette party but no plans to celebrate an upcoming business launch of their other friend.



## Business showers are trending



*grabs mic*
@OJaedeDaJuice
Follow

Can we start having business warming parties? Like when a friend is starting a business everyone come together & buy things that will help

5:47 AM - 27 Jun 2017

14,887 Retweets 18,412 Likes

290 15K 18K



The New York Times

*Congratulations! It's a Start-Up.*

Their friends are having babies. They're starting companies. So why not throw a "business shower" to celebrate that life change?

## We took best practices from crowdfunding and traditional registries, but are unique from both



indiegogo
KICKSTARTER
gofundme
SHINE REGISTRY
the knot
ZOLA
Honeyfund

## Users build registries and get the support to reach business milestones



**Profiles include space for storytelling**
Tagged to region and other business affiliations, including partnered organizations

SHINE REGISTRY
A Drop in the Ocean
Registry
Small Things
Follow @adropintheocean on Instagram
Join our newsletter
Matcha Latte $5
Little Stuff
Connect us with potential partners in the skincare space
Web hosting $15
Big Asks
New business cards $20
Monthly MetroCard $127
Coworking space $199
Fulfill

**Beyond traditional crowdfunding**
Tools to ask for monetary and non-monetary asks, expanding the pipeline of engagement for users

## $46K in revenue this year from our partnerships with entrepreneurial support organizations



**Dedicated pages for different levels of partnership**
Feature brand customization, data reporting and workshops for participating users.

**Freemium versions**
Include ad space for affiliate partners.

SHINE REGISTRY
#EcosystemPartner
The first $25 that you give to this small business will be matched dollar-for-dollar by the Segal Family Foundation, up to a cap of $250 per company. This match will be active through May 14, 2021.
Sponsor an Adobe Connect-Webinars & Learning Subscription for one month
$130
$25 Matched
Matching Funds brought to you by Segal Family Foundation

**We're uniquely suited to be effective grant administrators**
Our matching grant program resulted in $70 of community support for every $25 grant.

# Our partnerships drive revenue and growth

    

    



**26 Partnerships** with
Entrepreneur Support Organizations underway

## We have a $137B market opportunity



**$122B**

Budget for U.S. organizations
supporting small businesses

**Potential
Partners**

**$15B**

Startup costs of new
businesses in the U.S.

**Potential
Users**

**43%** ▲

Increase in new business
applications in January 2021

**Market
Increase**

## Shine Registry has multiple revenue streams



**Paid Partnerships**

$46K in partnership
revenue so far this year



**Crowdfunding**

More than 20% of
users already set up



**Affiliates**

Building product
marketplace

## At scale, crowdfunding and affiliate fees become more significant



Forward-looking projections cannot be guaranteed.

## Our product strategy can dominate this space

| | SHINE REGISTRY | iFundWomen | EnrichHER | Hello Alice | Zola | GiveInKind | Biz Idea Shower | Business Gift Registry |
|---|---|---|---|---|---|---|---|---|
| Crowdfunding | ✔ | X | | | X | X | | |
| Gift Registry | ✔ | | | | X | X | X | X |
| Founder Support | ✔ | X | X | X | | | X | X |
| Ecosystem Tools | ✔ | | | X | | | | |
| Grant Admin | ✔ | X | X | X | | | | |

## Our team has experience and the ability to execute



**Emily Wazlak**
Founder/CEO

Experienced in data analytics, and social design. Worked in procurement and acquisition policy at the Pentagon.



**David Weinberger**
CoFounder/COO

8+ years leading strategy for crowdfunding platform with $10 million+ of citizen philanthropy raised and partnerships in 30+ cities.



**Part Time Team**
Developers and Designers

**Advisors / Investors**

**Evan Segal**
Investor in WeFunder, Kiva and iFundWomen

**Kate Glantz**
Head of Social Good at Luma Legacy, former wedding registry tech founder

**Hilary Doe**
Chief Strategy Officer at Nationbuilder

**Tony Loyd**
Fortune 500 executive turned social impact thought leader

**Danielle Lazarowitz**
CEO at Chronius, former White House Economic Policy Advisor

     

## We're a community care platform with a community that cares about us

  













Follow Winston's on Instagram
One Week of Google Ads $30
1 Yard of Black Shiny Fabric $19

"My friend Alex paid for a few yards of fabric, and it was so sweet to think, *'My friend is very literally supporting the fabric of my company.'*"

- Liz Funk, Founder of Winston's and Shine Registry user

## Our biggest partnership to date is launching in Q4



Sponsored Content

SHINE REGISTRY

How do you want to take action to support Latina entrepreneurs?

Founders ask for support while they are starting their businesses and give their communities an opportunity to show that support in meaningful ways.

| | | |
|---|---|---|
| Fulfilling small asks | Providing little things | Giving big stuff! |

NationBuilder

ACTION BUTTON

## We kicked it off with a local news spotlight



HISPANIC HERITAGE
LOVE LETTERS TO MY MEXICAN HERITAGE
SHINE REGISTRY
Monica Curiel Fine Art





BY MONICA CURIEL
Registry

Interested in working with us?
**emily@shineregistry.com**



Sent me a pep talk
Me asking for support on Shine Registry
Introduced me to a new vendor
Paid for my monthly web hosting fee